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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8
(33-11828).

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                    FUTUREMEDIA ANNOUNCES STOCK SYMBOL CHANGE

    BRIGHTON, England, Feb. 1 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDA), a leading learning and brand communications company, today announced it has changed its Nasdaq Capital Market stock symbol to "FMDA," effective immediately.

    The change is a result of technical adjustments at The Nasdaq Stock Market, under which the exchange is implementing modifications to all stock symbols with the ending modifier "Y."

    About Futuremedia

    Futuremedia plc is a global media company providing online education, e-marketing and communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training, ebc, and Button Communications. For more information, visit http://www.futuremedia.co.uk.

    All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             02/01/2007
    /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com/
    /Web site:  http://www.futuremedia.co.uk /

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: February 1, 2007

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